Exhibit 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter and Year Ended March 31, 2009

Fiscal 2010 revenues expected to grow by 1.7% to 5.7%; to decline by 6.7% to 3.1% in US dollar terms

Fiscal 2009 revenue growth of 30% reported

Bangalore, India – April 15, 2009

Highlights

Consolidated results for the quarter ended March 31, 2009

  Income was Rs. 5,635 crore for the quarter ended March 31, 2009; YoY growth was 24.1%
  Net profit after tax was Rs. 1,613 crore for the quarter ended March 31, 2009; YoY growth was 29.1%
  Earnings per share increased to Rs. 28.16* from Rs. 21.83 in the corresponding quarter in the previous year; YoY growth was 29.0%

Consolidated results for the year ended March 31, 2009

  Income was Rs. 21,693 crore for the year ended March 31, 2009; YoY growth was 30.0%
  Net profit after tax* before exceptional item was Rs. 5,988 crore for the year ended March 31, 2009; YoY growth was 28.5%
  Earnings per share* before exceptional item increased to Rs.104.60 from Rs. 81.53 in the previous year; YoY growth was 28.3%

* The net profit for the quarter and year ended March 31, 2009 includes a reversal of tax provisions pertaining to earlier period amounting to Rs. 15 crore and Rs. 108 crore, respectively (Rs. 20 crore and Rs. 121 crore for the quarter and year ended March 31, 2008). Excluding this reversal, the earnings per share for the quarter and year ended March 31, 2009 would have been Rs. 27.90 and Rs. 102.71(Rs. 21.49 and Rs. 79.42 for the quarter and year ended March 31, 2008 respectively) resulting in a YoY growth of 29.8% and 29.3%, respectively.

Others

  37 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 4,935 employees (net 1,772) for the quarter and 28,231 employees (net 13,663) for the year by Infosys and its subsidiaries
  1,04,850 employees as on March 31, 2009 for Infosys and its subsidiaries
  The Board of Directors recommended a final dividend of Rs.13.50 per share (270% on par value of Rs. 5 per share) for fiscal 2009.

“Many of our clients are impacted by the financial crisis and are looking to us to help them reduce their expenses and optimize their businesses,” said S. Gopalakrishnan, CEO and Managing Director. “Our services, solutions and business model are well suited to help them in this environment. We are focusing on enhancing our business and investing smartly for the future.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2009 and for the fiscal year ending March 31, 2010, under Indian GAAP and International Financial Reporting Standards (IFRS), is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending June 30, 2009*

  Income is expected to be in the range of Rs. 5,379 crore and Rs. 5,480 crore; YoY growth of 10.8% – 12.9%
  Earnings per share is expected to be Rs. 23.55; YoY growth of 3.5% **

Fiscal year ending March 31, 2010*

  Income is expected to be in the range of Rs. 22,066 crore and Rs. 22,928 crore; YoY growth of 1.7% – 5.7%
  Earnings per share*** is expected to be in the range of Rs. 96.65 and Rs. 101.18; YoY decline of 7.6% - 3.3%

* Conversion 1 US$ = Rs. 50.72
** Including net tax reversal of Rs. 31 crore pertaining to earlier period for the quarter ended June 30, 2008. Excluding the tax reversal, the YOY growth is expected to be 6.0%
*** Including net tax reversal of Rs.108 crore pertaining to earlier period in fiscal 2009. Excluding the tax reversal,YoY decline is expected to be between 5.9%- 1.5%

Outlook under IFRS#

Quarter ending June 30, 2009

  Consolidated revenues are expected to be in the range of $ 1,060 million and $ 1,080 million; YoY decline of 8.2% to 6.5%
  Consolidated earnings per American Depositary Share are expected to be $ 0.47; YoY decline of 13.0%@

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.35 billion and $ 4.52 billion; YoY decline of 6.7% – 3.1%
  Consolidated earnings per American Depositary Share@@ are expected to be in the range of  $ 1.91 and $ 2.00; YoY decline of 15.1% - 11.1%
# Exchange rates considered for major global currencies: AUD / USD 0.69; GBP / USD 1.43; Euro / USD 1.33
@ Including net tax reversal of $ 8 million pertaining to earlier period for the quarter ended June 30, 2008. Excluding the tax reversal, the YOY decline is expected to be 11.3%
@@ Including net tax reversal of $ 22 million pertaining to earlier period in fiscal 2009. Excluding the tax reversal, YoY decline is expected to be between 13.6% - 9.5%

Awards and recognition

Infosys was named a leader in Global IT Infrastructure Outsourcing in the Forrester report, ‘The Forrester Wave™: Global IT Infrastructure Outsourcing, Q1 2009’, published on April 6, 2009. The report states, “Outstanding reference client scores — and a standout story on innovation for clients — gave Infosys a significant boost in the current offering rating.” A recent survey by Hay Group and the Chief Executive Magazine ranked Infosys at no. 14 among the top 20 global companies focused on grooming leaders. Infosys BPO received a 'positive' rating in Gartner's Market Scope for Comprehensive Finance and Accounting Business Process Outsourcing, 2008.

Expansion of services and significant projects

Even while managing challenges triggered by the uncertain economic environment, we steadfastly pursue our long-term goal of delivering enhanced value to our clients. We have increased focus on new engagement models such as solution-based offerings, SaaS, BPO platform, and Finacle™ to maximize the value delivered to our clients. We continue to invest in our employees through training and building their skills across various technologies and domains.

Leading organizations across industries continue to consult with us to take their businesses to the next level. A provider of enterprise management software engaged Infosys for a Business Architecture consulting project. Infosys will help the client map key business processes to its current and future IT environment. A wholly owned subsidiary of an aerospace products company has sought our expertise in component sourcing consultancy and program management. An aerospace company consulted with us for IT planning and implementing a tool to track and control costs across the enterprise.

We continue to enable our clients with Business Intelligence capabilities. We are supporting a beverage manufacturer’s global Enterprise Data Warehouse program to study and report on various KPIs for management-level analyses and reporting. A specialized manufacturing company engaged us to enable it with pricing research and analytics capabilities globally.

Industry stalwarts continue to seek our expertise. Infosys is building a Spend Information Management solution for a multi-industry group. This solution will help the client in identifying, capturing and controlling expenditure, forecasting demand, planning materials and production, and managing inventory. A consumer electronics manufacturer engaged us to measure and monitor customer experience, product performance and operational efficiencies. We will also help the client establish and implement robust processes for quality assurance and production support. A healthcare services company sought our services to roll out an intranet across multiple locations. An agri-business and food company partnered with us to implement a global system that will capture trading contract information. The project aims to roll out a standardized system for 35 countries over the next two years, giving the client visibility into inventory positions, improve risk management and compliance.

Infosys’ India Business Unit is gaining ground at home. The Uttar Pradesh Power Corporation Limited and three Rajasthan-based distribution companies consulted us for power reforms programs. Infosys will define roadmaps, guide procurement and undertake program management for them. The Income Tax Department (ITD) – Ministry of Finance, Government of India, has engaged Infosys to set up a Central Processing Center (CPC) to collect, digitize, and process IT Returns, which will be operational in four states in the near future. Infosys will set up the CPC’s IT infrastructure and processes, and provide skilled resources to maintain these.  Thermax, a global solution provider in energy and environment engineering, consulted us to implement an end-to-end IT-enabled business program. The program addresses complex business requirements in the Environmental Solutions and Water and Waste Management Solutions divisions of Thermax, across supply chain management, distribution, financial and customer relationship management functions.

We continue to gather momentum in markets which we have entered in the recent past. We helped an Australian bank enhance its visibility into sales, improve risk management, and provide support for electronic authorizations. A Japanese franchise educational business organization engaged us to build an accounting system for its entire group by integrating the software and the databases maintained individually by each constituent company.

“The pricing for the quarter declined by 3%,” said S.D. Shibulal, Chief Operating Officer. “Although the pricing environment continues to be challenging, we believe our Global Delivery Model provides value to our clients as they focus on bringing in efficiencies in their cost structures.”

FinacleTM

Finacle™ added two top banks, one each from North America and Western Europe, to its list of customers this quarter. A bank in the United States selected Finacle™ as its transformation platform. A financial services institution in the United Kingdom chose to replace its multiple existing platforms with Finacle™ Universal Banking Solution.

Eight Finacle™ customer projects went live this quarter – six in the Asia Pacific region, one each in the Europe, Middle East and Africa (EMEA) region and the Americas. A Regional Rural Bank (RRB) sponsored by the Union Bank of India became the first RRB to implement Finacle™ Core Banking Solution at its branches. Another RRB sponsored by Punjab National Bank went live with Finacle™ Core Banking Solution.

Infosys BPO

Infosys BPO registered six clients in the fourth quarter. A recruitment organization engaged Infosys BPO for a Platform BPO solution that will provide multi-tenancy benefits and value-based pricing to the client. A law firm engaged Infosys BPO to define and implement a standardized process model for the organization. An insurance company engaged Infosys BPO to scale up its business operations across the world.

Process innovation

During the quarter, Infosys applied for an aggregate of four patents in the U.S. and India. With this, Infosys has an aggregate of 200 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds and certificate of deposits, as on March 31, 2009 was Rs. 10,993 crore (Rs. 8,307 crore as on March 31, 2008).

“We improved our operating margins during fiscal 2009 despite a very difficult global economic environment combined with highly volatile currency markets,” said V. Balakrishnan, Chief Financial Officer. “We have a strong balance sheet with cash and cash equivalents of over US$ 2 billion.”

Human resources

During the quarter, Infosys and its subsidiaries added 4,935 employees (gross). The net addition during the quarter was 1,772.

“The year ahead would be challenging on the people front,” said T. V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “Our continuous investment in capability development, training and certification would make us more competitive. We have tightened our performance management system to create a more focused workforce.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 104,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India +91 (80) 3913 4511 Bani_Dhawan@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	March 31, 2009	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	17,523	13,204
	17,809	13,490
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,986	4,508
Less: Accumulated depreciation	2,187	1,837
Net book value	3,799	2,671
Add: Capital work-in-progress	615	1,260
	4,414	3,931
INVESTMENTS	1,005	964
DEFERRED TAX ASSETS,NET	102	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,390	3,093
Cash and bank balances	9,039	6,429
Loans and advances	3,164	2,705
	15,593	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,507	1,334
Provisions	1,798	2,397
NET CURRENT ASSETS	12,288	8,496
	17,809	13,490
NOTE:
The audited Balance Sheet as at March 31, 2009 has been taken on record at the Board meeting held on April 15, 2009.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended March 31,		Year ended March 31,
	2009	2008	2009	2008
Income from software services and products	5,253	4,235	20,264	15,648
Software development expenses	2,869	2,372	11,145	8,876
GROSS PROFIT	2,384	1,863	9,119	6,772
Selling and marketing expenses	221	189	933	730
General and administration expenses	335	289	1,280	1,079
	556	478	2,213	1,809
OPERATING PROFIT BEFORE DEPRECIATION	1,828	1,385	6,906	4,963
Depreciation and Amortisation	209	142	694	546
OPERATING PROFIT BEFORE TAX	1,619	1,243	6,212	4,417
Other Income, net	248	133	502	683
Provision for investments	–	–	–	–
NET PROFIT BEFORE TAX	1,867	1,376	6,714	5,100
Provision for taxation	298	194	895	630
NET PROFIT AFTER TAX	1,569	1,182	5,819	4,470
Balance Brought Forward	10,222	7,731	6,642	4,844
Less: Residual dividend paid	–	–	1	–
Additional dividend tax	–	–	–	–
	10,222	7,731	6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION	11,791	8,913	12,460	9,314
Dividend
Interim	–	–	572	343
Final	773	415	773	415
Special	–	1,144	–	1,144
Total dividend	773	1,559	1,345	1,902
Dividend tax	131	265	228	323
Amount transferred to general reserve	582	447	582	447
Balance in profit and loss account	10,305	6,642	10,305	6,642
	11,791	8,913	12,460	9,314
EARNINGS PER SHARE Equity shares of par value Rs. 5/- each

Before Exceptional Items
Basic	27.38	20.66	101.65	78.24
Diluted	27.35	20.60	101.48	77.98
Number of shares used in computing earnings per share
Basic	57,27,46,241	57,18,27,067	57,24,90,211	57,13,98,340
Diluted	57,33,87,566	57,33,04,655	57,34,63,181	57,33,06,887
Total Public Shareholding @
Number of shares	36,87,57,435	36,77,38,769	36,87,57,435	36,78,42,758
Percentage of shareholding	64.37	64.34	64.37	64.31
NOTE:
  The audited Profit & Loss Account for the quarter ended March 31, 2009 has been taken on record at the Board meeting held on April 15, 2009
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Consolidated Balance Sheet as at	March 31, 2009	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	17,968	13,509
	18,254	13,795
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	7,093	5,439
Less: Accumulated depreciation	2,416	1,986
Net book value	4,677	3,453
Add: Capital work-in-progress	677	1,324
	5,354	4,777
INVESTMENTS	–	72
DEFERRED TAX ASSETS,NET	126	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,672	3,297
Cash and bank balances	9,695	6,950
Loans and advances	3,279	2,771
	16,646	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,004	1,722
Provisions	1,868	2,469
NET CURRENT ASSETS	12,774	8,827
	18,254	13,795
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at March 31, 2009 has been taken on record at the Board meeting held on April 15, 2009.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter endedMarch 31,		Year endedMarch 31,
	2009	2008	2009	2008
Income from software services and products	5,635	4,542	21,693	16,692
Software development expenses	3,045	2,482	11,765	9,207
GROSS PROFIT	2,590	2,060	9,928	7,485
Selling and marketing expenses	270	223	1,104	916
General and administration expenses	429	359	1,629	1,331
	699	582	2,733	2,247
OPERATING PROFIT BEFORE DEPRECIATION	1,891	1,478	7,195	5,238
Depreciation and Amortisation	228	157	761	598
OPERATING PROFIT BEFORE TAX	1,663	1,321	6,434	4,640
Other income, net	252	139	473	704
Provision for investments	–	–	–	–
NET PROFIT BEFORE TAX	1,915	1,460	6,907	5,344
Provision for taxation	302	211	919	685
NET PROFIT AFTER TAX	1,613	1,249	5,988	4,659
Balance Brought Forward	10,533	7,950	6,828	4,941
Less: Residual dividend paid	–	–	1	–
Additional dividend tax	–	–	–	–
	10,533	7,950	6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION	12,146	9,199	12,815	9,600
Dividend
Interim	–	–	572	343
Final	773	415	773	415
One time special dividend	–	1,144	–	1,144
Total dividend	773	1,559	1,345	1,902
Dividend tax	131	265	228	323
Amount transferred to general reserve	682	547	682	547
Balance in profit and loss account	10,560	6,828	10,560	6,828
	12,146	9,199	12,815	9,600
EARNINGS PER SHARE
Equity shares of par value Rs. 5/– each
Before Exceptional Items
Basic	28.16	21.83	104.60	81.53
Diluted	28.13	21.78	104.43	81.26
Number of shares used in computing earnings per share
Basic	57,27,46,241	57,18,27,067	57,24,90,211	57,13,98,340
Diluted	57,33,87,566	57,33,04,655	57,34,63,181	57,33,06,887
Total Public Shareholding @
Number of shares	36,87,57,435	36,77,38,769	36,87,57,435	36,78,42,758
Percentage of shareholding	64.37	64.34	64.37	64.31
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)